Exhibit 2.3

EXECUTION VERSION

CONTRIBUTION AGREEMENT

by and among

REXFORD INDUSTRIAL REALTY, L.P.,

REXFORD INDUSTRIAL REALTY, INC.,

and

REXFORD INDUSTRIAL FUND III, LLC

Dated as of July 24, 2013

i

Schedule 2.05	Reimbursement Agreements
Schedule 3.01(b)	List of Operating Partnership Subsidiaries
Schedule 4.01(b)	List of Contributed Entities / List of Contributed Properties
Schedule 4.08(a)	Contributed Properties Not Covered by Title Insurance
Schedule 4.08(c)	Lease Defaults
Schedule 4.12	Existing Loans
Schedule 4.19	Ownership of Certain Assets
Schedule 5.05	Excluded Assets
Schedule 6.02(c)	Calculation of Equity Value

Exhibit A	List of Rexford Entities
Exhibit B	Operating Partnership Agreement
Exhibit C	Form of Lock-Up Agreement
Exhibit D	Form of Tax Matters Agreement
Exhibit E	Form of Registration Rights Agreement
Exhibit F	Order of Mergers and Contribution Transactions
Exhibit G	Form of Assignment and Assumption of Assumed Contracts
Exhibit H	Form of Assignment and Assumption of Membership Interests
Exhibit I	Form of Assumption of Assumed Liabilities
Exhibit J	Form of Bill of Sale
Exhibit K	Formation Transaction Documentation

DEFINED TERMS

TERM	SECTION
Accredited Investor	Section 6.02(a)
Affiliate	Section 6.02(b)
Agreement	Introduction
Allocated Share	Section 6.02(c)
Alternate Transaction	Section 6.02(d)
Assignment and Assumption of Assumed Contracts	Section 6.02(e)
Assignment and Assumption of Membership Interests	Section 6.02(f)
Assumed Contracts	Section 6.02(g)
Assumed Liabilities	Section 6.02(h)
Assumption of Assumed Liabilities	Section 6.02(i)
Bill of Sale	Section 6.02(j)
Business Day	Section 6.02(k)
Closing	Section 2.02
Closing Date	Section 2.02
Code	Section 6.02(l)
Consent Form	Section 6.02(m)
Contributed Assets	Section 6.02(n)
Contributed Entities	Recitals
Contributed Interest	Recitals
Contributed Properties	Section 6.02(o)
Contribution Consideration	Section 1.02(a)
Contributor	Introduction
Decrease	Section 6.02(c)
Dispute	Section 6.08(a)
Elected OP Unit Percentage	Section 6.02(p)
Elected REIT Shares Percentage	Section 6.02(q)
Eliminated Assets	Section 5.07
Entity Specific Debt	Section 6.02(r)
Environmental Laws	Section 6.02(s)
Equity Value	Section 6.02(t)
Excluded Assets	Section 6.02(u)
Existing Loan Documents	Section 4.12
Existing Loans	Section 4.12
Formation Transaction Documentation	Section 6.02(v)
Formation Transactions	Section 6.02(w)
Fund Material Adverse Effect	Section 6.02(x)
Fund V Subsequent Investment Amount	Section 6.02(y)
Governmental Authority	Section 6.02(z)
Intellectual Property	Section 6.02(aa)
Intellectual Property Assets	Section 6.02(bb)
Interim Period	Section 6.02(cc)
JAMS	Section 6.08(b)
Laws	Section 6.02(dd)

Leases	Section 4.08(b)
Liens	Section 6.02(ee)
Lock-Up Agreement	Section 6.02(ff)
Management Companies	Section 6.02(gg)
Nominees	Section 1.02(a)
Offering	Recitals
Offering Closing Date	Section 6.02(hh)
Offering Document	Section 6.02(ii)
Offering Price	Section 6.02(jj)
OP Material Adverse Effect	Section 6.02(kk)
OP Units	Recitals
Operating Partnership	Introduction
Operating Partnership Agreement	Section 3.05
Operating Partnership Subsidiary	Section 3.01(b)
Organizational Documents	Section 6.02(ll)
Other RIF Fund Contribution Agreements	Recitals
Outside Date	Section 2.06
Permitted Liens	Section 6.02(mm)
Person	Section 6.02(nn)
Pre-Formation Interests	Section 6.02(oo)
Pre-Formation Participants	Section 6.02(pp)
Properties	Section 6.02(qq)
Register	Section 1.02(a)
Registration Rights Agreement	Section 6.02(rr)
REIT	Introduction
REIT Shares	Recitals
Rexford Entity	Section 6.02(ss)
RI LLC	Recitals
RIF V Fund	Recitals
RIF V Manager	Recitals
RIF V REIT	Recitals
RIF Fund Entity	Recitals
Sale Consent	Section 5.03(a)
SEC	Section 2.01(a)(i)
Securities Act	Section 6.02(tt)
Sponsor	Recitals
Subsidiary	Section 6.02(uu)
Target Asset	Section 6.02(vv)
Tax	Section 6.02(ww)
Tax Matters Agreement	Section 6.02(xx)
Tax Return	Section 6.02(yy)
Transfer Taxes	Section 5.03(b)
Valid Election	Section 6.02(zz)

v

CONTRIBUTION AGREEMENT

THIS CONTRIBUTION AGREEMENT is made and entered into as of July 24, 2013 (this “Agreement”), by and among Rexford Industrial Realty, Inc., a Maryland corporation (the “REIT”), Rexford Industrial Realty, L.P., a Maryland limited partnership (the “Operating Partnership”) and a subsidiary of the REIT, and Rexford Industrial Fund III, LLC, a California limited liability company (the “Contributor”). Certain capitalized terms are defined in Section 6.02 of this Agreement.

RECITALS

WHEREAS, the REIT desires to consolidate the ownership of a portfolio of properties currently owned, directly or indirectly, by certain entities each as described on Exhibit A hereto;

WHEREAS, concurrently with the execution of this Agreement, Rexford Industrial Fund V REIT, LLC, a Delaware limited liability company (“RIF V REIT”), will enter into an agreement and plan of merger with the REIT pursuant to which RIF V REIT will merge with and into the REIT and the equity interest in RIF V REIT will be converted automatically into the right to receive cash, without interest, or shares of common stock of the REIT, par value $.01 per share (“REIT Shares”);

WHEREAS, concurrently with the execution of this Agreement, Rexford Industrial Fund V, LP, a Delaware limited partnership (“RIF V Fund”), will enter into an agreement and plan of merger with the Operating Partnership pursuant to which RIF V Fund will merge with and into the Operating Partnership and the partnership interests in RIF V Fund will be (a) converted automatically into the right to receive cash, without interest, REIT Shares and/or common units of partnership interest in the Operating Partnership (“OP Units”) and (b) in the case of the partnership interests in RIF V Fund held by RIF V Manager or the REIT, cancelled;

WHEREAS, concurrently with the execution of this Agreement, Rexford Sponsor V LLC, a Delaware limited liability company (“Sponsor”), will enter into an agreement and plan of merger pursuant to which Sponsor will merge with and into a direct wholly-owned subsidiary of the Operating Partnership with Sponsor as the surviving entity, and the equity interests in Sponsor will be converted automatically into the right to receive cash, without interest, OP Units and/or REIT Shares;

WHEREAS, concurrently with the execution of this Agreement, Rexford Industrial, LLC, a California limited liability company (“RI LLC”), will enter into an agreement and plan of merger pursuant to which RI LLC will merge with and into a direct wholly-owned subsidiary of the Operating Partnership, with RI LLC as the surviving entity, and the equity interests in RI LLC will be converted automatically into the right to receive cash, without interest, OP Units and/or REIT Shares;

WHEREAS, concurrently with the execution of this Agreement, Rexford Fund V Manager LLC, a Delaware limited liability company (“RIF V Manager”), will enter into an agreement and plan of merger pursuant to which RIF V Manager will merge with and into an indirect wholly-owned subsidiary of the Operating Partnership, with RIF V Manager as the surviving entity, and the equity interests in RIF V Manager will be converted automatically into the right to receive cash, without interest, OP Units and/or REIT Shares;

WHEREAS, concurrently with the completion of the transactions described in the preceding paragraphs, the parties to this Agreement wish to effect a transaction pursuant to which (a) the Contributor will contribute to the Operating Partnership all of the Contributor’s direct and indirect interests (the “Contributed Interests”) in the entities identified under the heading “Contributed Entities - Rexford Industrial Fund III, LLC” on Exhibit A hereto (the “Contributed Entities”), the Contributed Properties and the other Contributed Assets identified herein, and (b) the Operating Partnership shall acquire from the Contributor, all of the Contributor’s right, title and interest in and to such Contributed Interests, Contributed Properties and the other Contributed Assets, in exchange for a combination of cash, without interest, REIT Shares and/or OP Units and the assumption by the Operating Partnership of the Assumed Liabilities, all on the terms and subject to the conditions set forth herein;

WHEREAS, concurrently with the execution of this Agreement, each of Rexford Industrial Fund I, LLC, Rexford Industrial Fund II, LLC and Rexford Industrial Fund IV, LLC (each such entity, the Contributor, RIF V REIT and RIF V Fund may be referred to herein as a “RIF Fund Entity”) will enter into a contribution agreement with the REIT and the Operating Partnership on substantially the same terms as this Contribution Agreement (the “Other RIF Fund Contribution Agreements”);

WHEREAS, in the event that all members of the Contributor or another RIF Fund Entity return duly executed and completed Consent Forms approving the Formation Transactions, then, in lieu of this Agreement or the applicable Other RIF Fund Contribution Agreement, the REIT may elect to cause the applicable RIF Fund Entity to enter into an agreement and plan of merger with the Operating Partnership pursuant to which such RIF Fund Entity will merge with and into the Operating Partnership and the membership interests in such RIF Fund Entity will be converted automatically into the right to receive cash, REIT Shares and/or OP Units;

WHEREAS, the Formation Transactions relate to the initial public offering of the REIT Shares or, depending on prevailing market conditions at the time of the offering, a private offering of the REIT Shares (the “Offering”), following which the REIT will operate as a self-administered and self-managed real estate investment trust within the meaning of Section 856 of the Code;

WHEREAS, substantially concurrently with the completion of the Formation Transactions and the Offering, the REIT will contribute to the Operating Partnership, all of the assets (other than OP Units), rights and obligations acquired by the REIT as a result of the Formation Transactions and the Offering; and

WHEREAS, all necessary approvals have been obtained by each of the Operating Partnership and the Contributor to consummate the transactions contemplated herein and by the other Formation Transaction Documentation.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and other terms contained in this Agreement, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I

CONTRIBUTION

Section 1.01 CONTRIBUTION TRANSACTION; ASSIGNMENT AND ASSUMPTION OF ASSUMED LIABILITIES.

(a) At the Closing and subject to the terms and conditions contained in this Agreement and in accordance with applicable Laws, the Contributor hereby contributes, assigns, sets over, transfers, conveys and delivers to the Operating Partnership, absolutely and unconditionally and free and clear of all Liens (other than those arising under Organizational Documents of the applicable Rexford Entities and Permitted Liens with respect to the Contributed Properties), all of its right, title and interest in and to the Contributed Assets, including all rights to indemnification in favor of the Contributor under the Organizational Documents; provided, that the Operating Partnership accepts the assignment by the Contributor and agrees to be bound by the terms of the Organizational Documents governing the Contributor’s Contributed Interests and undertakes, assumes and agrees punctually and faithfully to perform, pay or discharge when due and otherwise in accordance with its terms, all agreements, covenants, conditions, obligations and liabilities of the Contributor in the applicable Rexford Entities with respect to the Contributor’s Contributed Interests on or after the Closing Date.

(b) At the Closing and subject to the terms and conditions contained in this Agreement, the Operating Partnership assumes and agrees to pay, perform and discharge all of the Assumed Liabilities.

(c) Without limiting the foregoing, the Contributor, on behalf of itself and its Affiliates, consents to, and agrees and acknowledges that all requirements and conditions for the transactions contemplated by this Agreement, including the transfer of the Contributed Assets and the admission of the Operating Partnership as a partner or member of each of the Contributed Entities have been satisfied or otherwise waived.

(d) All of the parties hereto agree that, as a result of the assignment and assumptions hereunder, for purposes of the Organizational Documents governing the Contributed Entities, the Operating Partnership shall be a substituted general partner, limited partner, manager or member, as the case may be, of the applicable Contributed Entity.

Section 1.02 CONSIDERATION.

(a) At Closing, subject to the terms and conditions contained in this Agreement, the Contributor shall receive cash, OP Units and/or REIT Shares with an aggregate value equal to the Equity Value represented by the Contributed Assets (collectively referred to as the “Contribution Consideration”). The parties acknowledge that, concurrently with the Closing, the Contributor expects to distribute the Contribution Consideration to its members in accordance with irrevocable elections made by the members of the Contributor in a Consent Form submitted by such members to the Contributor, or, if any such member has failed to submit a Consent Form, in accordance with determinations made by the Contributor. As a means of expediting such distribution, the Operating Partnership agrees to deliver such cash, OP Units and/or REIT Shares directly to such members as the nominees of the Contributor (the “Nominees”). The transfer of OP Units to any Nominee shall be evidenced by an amendment to the OP Agreement (the “Amendment”), and the transfer of REIT Shares to any Nominee shall be evidenced by an entry to the Register (as defined in the Operating Partnership Agreement). Subject to Section 1.03, the amount of cash, number of OP Units and/or REIT Shares comprising the Contribution Consideration attributable to each Nominee shall be as follows:

(i) Cash. One hundred percent (100%) of the Allocated Share attributable to a Nominee who is not an Accredited Investor shall be paid in cash.

(ii) OP Units. The Elected OP Unit Percentage of the Allocated Share attributable to a Nominee who is an Accredited Investor shall be distributed in whole OP Units in the form of a number of OP Units equal to the applicable portion of such Allocated Share divided by the Offering Price; and

(iii) REIT Shares. The Elected REIT Shares Percentage of the Allocated Share attributable to a Nominee who is an Accredited Investor shall be distributed in whole REIT Shares in the form of a number of REIT Shares equal to the applicable portion of such Allocated Share divided by the Offering Price; provided, that to the extent such distribution of REIT Shares to such Nominee would result in a violation of the restrictions on ownership and transfer set forth in Section 6.2.1 of the REIT’s charter (the “Ownership Limits”), such Nominee shall receive (x) the maximum number of whole REIT Shares that would not result in such violation of the Ownership Limits, and (y) that number of whole OP Units equal to the remaining number of REIT Shares not distributed as a result of the application of the foregoing clause (x).

(b) At Closing, each Nominee receiving OP Units in accordance with the foregoing shall be admitted as a limited partner of the Operating Partnership. By executing and delivering a Consent Form, each Nominee has agreed and accepted all of the terms and conditions of the Operating Partnership Agreement and shall be deemed to have executed and delivered a counterpart signature page to the Operating Partnership Agreement.

Section 1.03 FRACTIONAL INTEREST. No fractional OP Units or REIT Shares shall be issued pursuant to this Agreement or the other Formation Transaction Documentation. All fractional OP Units that a Nominee would otherwise be entitled to receive as a result of the Formation Transactions shall be aggregated, and the Nominee shall receive the number of whole OP Units resulting from such aggregation and, in lieu of any fractional OP Unit resulting from such aggregation, an amount in cash determined by multiplying that fraction of an OP Unit to which the Nominee would otherwise have been entitled, by the Offering Price. All fractional REIT Shares that a Nominee would otherwise be entitled to receive as a result of the Formation Transactions shall be aggregated, and the Nominee shall receive the number of whole REIT Shares resulting from such aggregation and, in lieu of any fractional REIT Share resulting from such aggregation, an amount in cash determined by multiplying that fraction of a REIT Share to which the Nominee would otherwise have been entitled, by the Offering Price. No interest will be paid or will accrue on any cash paid or payable in lieu of any fractional OP Unit or REIT Share.

Section 1.04 FURTHER ACTION. If, at any time after the Closing, the Operating Partnership shall determine or be advised that any deeds, bills of sale, assignments (including any intellectual property assignments), assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Operating Partnership the right, title or interest in or to any Contributed Assets, the Contributor shall execute and deliver all such deeds, bills of sale, assignments (including any intellectual property assignments) and assurances and take and do all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in such Contributed Assets or otherwise to carry out this Agreement.

Section 1.05 CALCULATION OF CONTRIBUTION CONSIDERATION. As soon as practicable following the determination of the Offering Price and prior to the Closing, all calculations relating to the Contribution Consideration shall be performed in good faith by, or under the direction of, the REIT and the Operating Partnership, and the parties hereby agree that, absent manifest error, such calculations shall be final and binding upon the Contributor and each Nominee.

ARTICLE II

CLOSING

Section 2.01 CONDITIONS PRECEDENT.

(a) Condition to Each Party’s Obligations. The respective obligation of each party to effect the contributions contemplated by this Agreement and to consummate the other transactions contemplated hereby to occur on the Closing Date is subject to the satisfaction or waiver on or prior to the Closing of the following conditions:

(i) Registration Statement. If the REIT undertakes a public Offering, the public Offering registration statement must have been declared effective under the Securities Act and will not be the subject of any stop order or proceedings by the Securities and Exchange Commission (“SEC”) seeking a stop order. This condition may not be waived by any party.

(ii) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment, injunction, stay or other order (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits consummation of any of the transactions contemplated in this Agreement nor shall any of the same brought by a Governmental Authority of competent jurisdiction be pending or threatened that seeks the foregoing.

(iii) Operating Partnership Agreement. The Operating Partnership Agreement, in substantially the form attached hereto as Exhibit B, shall have been executed and delivered by the partners of the Operating Partnership and shall be in full force and effect and, except as contemplated by Section 2.03 or the other Formation Transaction Documents, shall not have been amended or modified.

(b) Conditions to the Obligations of the Operating Partnership. The obligations of the Operating Partnership to effect the contribution contemplated by this Agreement and to consummate the other transactions contemplated hereby to occur on the Closing Date are further subject to satisfaction of the following conditions (any of which may be waived by the Operating Partnership in whole or in part):

(i) Representations and Warranties. The representations and warranties of the Contributor contained in this Agreement shall be true and correct in all material respects at the Closing as if made again at that time (except to the extent that any representation or warranty speaks as of an earlier date, in which case it must be true and correct only as of that earlier date).

(ii) Performance by the Contributor. The Contributor shall have performed each of the agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date and the Contributor shall not have breached any of its covenants contained herein in any material respect.

(iii) Offering Closing. The closing of the Offering shall occur substantially concurrently with the Closing.

(iv) Consents, Etc. All necessary consents and approvals of Governmental Authorities or third parties (including lenders) for the Contributor to consummate the transactions contemplated hereby shall have been obtained.

(v) No Fund Material Adverse Effect. There shall have not occurred between the date hereof and the Closing Date a Fund Material Adverse Effect.

(vi) Formation Transactions. The Formation Transactions shall have been or shall be consummated substantially concurrently in accordance with the timing set forth in the respective Formation Transaction Documentation.

(vii) Lock-Up Agreement. Each Nominee receiving REIT Shares or OP Units shall have entered into the Lock-Up Agreement substantially in the form attached as Exhibit C.

(viii) Tax Matters Agreement. Any Nominee that will receive OP Units in the contribution contemplated by this Agreement and that (1) owns, directly or indirectly, an interest in any Contributed Property specified in the Tax Matters Agreement or (2) has been provided an opportunity to guarantee debt as set forth in the Tax Matters Agreement shall have entered into the Tax Matters Agreement substantially in the form attached as Exhibit D, if applicable.

(c) Conditions to the Obligations of the Contributor. The obligation of the Contributor to effect the contribution contemplated by this Agreement and to consummate the other transactions contemplated hereby to occur on the Closing Date are further subject to satisfaction of the following conditions (any of which may be waived by the Contributor in whole or in part):

(i) Representations and Warranties. Except as would not have an OP Material Adverse Effect, the representations and warranties of the Operating Partnership contained in this Agreement shall be true and correct at the Closing as if made again at that time (except to the extent that any representation or warranty speaks as of an earlier date, in which case it must be true and correct only as of that earlier date).

(ii) Performance by the Operating Partnership. Except as would not have an OP Material Adverse Effect, the Operating Partnership shall have performed all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(iii) Registration Rights Agreement. The REIT shall have entered into the Registration Rights Agreement, substantially in the form attached as Exhibit E hereto. This condition may not be waived by any party hereto.

(iv) Tax Matters Agreement. If the Contributor (1) owns, directly or indirectly, an interest in any Contributed Property specified in the Tax Matters Agreement or (2) has any members that have been provided an opportunity to guarantee debt as set forth in the Tax Matters Agreement, the REIT and the Operating Partnership shall have entered into the Tax Matters Agreement substantially in the form attached as Exhibit D, if applicable.

Section 2.02 TIME AND PLACE. Unless this Agreement shall have been terminated pursuant to Section 2.06, and subject to the satisfaction or waiver of the conditions in Section 2.01, the closing of the contributions contemplated by Section 1.01 and the other transactions contemplated by this Agreement shall occur substantially concurrently with the receipt by the REIT of the proceeds from the Offering from the underwriters (the “Closing” or the “Closing Date”) in the order set forth on Exhibit F. The Closing shall take place at the offices of Latham & Watkins LLP, 355 South Grand Avenue, Los Angeles, California 90071 or such other place as determined by the REIT in its sole discretion.

Section 2.03 DELIVERY OF CONTRIBUTION CONSIDERATION.

(a) Subject to Section 5.03(a), as soon as reasonably practicable after the Closing, the Operating Partnership shall deliver to the Nominees the Contribution Consideration payable in the amounts and form provided in Section 1.02(a). The issuance of any OP Units and admission of the recipients thereof as limited partners of the Operating Partnership pursuant to Section 1.02(b) shall be evidenced by an entry to the Register. Any certificate representing REIT Shares issuable as Contribution Consideration shall bear the following legend:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD,

TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION, UNLESS THE TRANSFEROR DELIVERS TO THE CORPORATION AN OPINION OF COUNSEL SATISFACTORY TO THE CORPORATION, TO THE EFFECT THAT THE PROPOSED SALE, TRANSFER OR OTHER DISPOSITION MAY BE EFFECTED WITHOUT REGISTRATION UNDER THE ACT AND UNDER APPLICABLE STATE SECURITIES OR “BLUE SKY” LAWS.

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON BENEFICIAL AND CONSTRUCTIVE OWNERSHIP AND TRANSFER FOR THE PURPOSE OF THE CORPORATION’S MAINTENANCE OF ITS STATUS AS A REAL ESTATE INVESTMENT TRUST UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”). SUBJECT TO CERTAIN FURTHER RESTRICTIONS AND EXCEPT AS EXPRESSLY PROVIDED IN THE CORPORATION’S CHARTER, (I) NO PERSON MAY BENEFICIALLY OR CONSTRUCTIVELY OWN SHARES OF THE CORPORATION’S COMMON STOCK IN EXCESS OF 9.8% (IN VALUE OR NUMBER OF SHARES) OF THE OUTSTANDING SHARES OF COMMON STOCK OF THE CORPORATION UNLESS SUCH PERSON IS AN EXCEPTED HOLDER (IN WHICH CASE THE EXCEPTED HOLDER LIMIT SHALL BE APPLICABLE); (II) NO PERSON MAY BENEFICIALLY OR CONSTRUCTIVELY OWN SHARES OF CAPITAL STOCK OF THE CORPORATION IN EXCESS OF 9.8% OF THE VALUE OF THE TOTAL OUTSTANDING SHARES OF CAPITAL STOCK OF THE CORPORATION, UNLESS SUCH PERSON IS AN EXCEPTED HOLDER (IN WHICH CASE THE EXCEPTED HOLDER LIMIT SHALL BE APPLICABLE); (III) NO PERSON MAY BENEFICIALLY OR CONSTRUCTIVELY OWN CAPITAL STOCK THAT COULD RESULT IN THE CORPORATION BEING “CLOSELY HELD” UNDER SECTION 856(h) OF THE CODE OR OTHERWISE CAUSE THE CORPORATION TO FAIL TO QUALIFY AS A REIT; AND (IV) NO PERSON MAY TRANSFER SHARES OF CAPITAL STOCK IF SUCH TRANSFER WOULD RESULT IN THE CAPITAL STOCK OF THE CORPORATION BEING OWNED BY FEWER THAN 100 PERSONS. ANY PERSON WHO BENEFICIALLY OR CONSTRUCTIVELY OWNS OR ATTEMPTS TO BENEFICIALLY OR CONSTRUCTIVELY OWN SHARES OF CAPITAL STOCK WHICH CAUSES OR MAY CAUSE A PERSON TO BENEFICIALLY OR CONSTRUCTIVELY OWN SHARES OF CAPITAL STOCK IN EXCESS OR IN

VIOLATION OF THE ABOVE LIMITATIONS MUST IMMEDIATELY NOTIFY THE CORPORATION OR, IN THE CASE OF SUCH A PROPOSED OR ATTEMPTED TRANSACTION, GIVE AT LEAST 15 DAYS PRIOR WRITTEN NOTICE. IF ANY OF THE RESTRICTIONS ON TRANSFER OR OWNERSHIP SET FORTH IN (I) THROUGH (III) ABOVE ARE VIOLATED, THE SHARES OF CAPITAL STOCK REPRESENTED HEREBY WILL BE AUTOMATICALLY TRANSFERRED TO A TRUSTEE OF A TRUST FOR THE BENEFIT OF ONE OR MORE CHARITABLE BENEFICIARIES. IN ADDITION, THE CORPORATION MAY TAKE OTHER ACTIONS, INCLUDING REDEEMING SHARES UPON THE TERMS AND CONDITIONS SPECIFIED BY THE BOARD OF DIRECTORS IN ITS SOLE AND ABSOLUTE DISCRETION IF THE BOARD OF DIRECTORS DETERMINES THAT OWNERSHIP OR A TRANSFER OR OTHER EVENT MAY VIOLATE THE RESTRICTIONS DESCRIBED ABOVE. FURTHERMORE, UPON THE OCCURRENCE OF CERTAIN EVENTS, ATTEMPTED TRANSFERS IN VIOLATION OF THE RESTRICTIONS DESCRIBED ABOVE MAY BE VOID AB INITIO. ALL UNDERLINED TERMS IN THIS LEGEND HAVE THE MEANINGS DEFINED IN THE CHARTER OF THE CORPORATION, AS THE SAME MAY BE AMENDED FROM TIME TO TIME, A COPY OF WHICH, INCLUDING THE RESTRICTIONS ON TRANSFER AND OWNERSHIP, WILL BE FURNISHED TO EACH HOLDER OF CAPITAL STOCK OF THE CORPORATION ON REQUEST AND WITHOUT CHARGE. REQUESTS FOR SUCH A COPY MAY BE DIRECTED TO THE SECRETARY OF THE CORPORATION AT ITS PRINCIPAL OFFICE.

(b) The Operating Partnership (or its successor in interest) shall not be liable to any Nominee for any portion of the Contribution Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 2.04 CLOSING DELIVERIES. At the Closing, the parties shall make, execute, acknowledge and deliver, or cause to be made, executed, acknowledged and delivered (a) an Assignment and Assumption of Assumed Contracts, (b) a Bill of Sale, (c) an Assumption of Assumed Liabilities, (d) an Assignment and Assumption of Membership Interests, (e) all documents required by a lender in connection with the assumption or prepayment of an Existing Loan at or prior to Closing, duly executed by the applicable party, and (f) any other documents reasonably requested by the Operating Partnership or reasonably necessary or desirable to assign, transfer, convey, contribute and deliver the Contributed Assets, free and clear of all Liens and to effectuate the transactions contemplated hereby.

Section 2.05 CLOSING COSTS. If the Closing occurs, the REIT and the Operating Partnership shall be solely responsible for all transaction costs and expenses of the REIT, the Operating Partnership and the Rexford Entities in connection with the Formation Transactions and the Offering, which include, but are not limited to, the underwriting discounts and commissions. In the event the Closing does not occur, each party shall be responsible for its allocable portion of such costs and expenses in accordance with the terms of those certain letter agreements identified on Schedule 2.05.

Section 2.06 TERM OF THE AGREEMENT. This Agreement shall terminate automatically if the transactions contemplated herein shall not have been consummated on or prior to December 31, 2013 (such date is hereinafter referred to as the “Outside Date”).

Section 2.07 EFFECT OF TERMINATION. In the event of termination of this Agreement for any reason, all obligations on the part of the Operating Partnership and the Contributor under this Agreement shall terminate, except that the obligations set forth in Article VI shall survive, it being understood and agreed, however, for the avoidance of doubt, that if this Agreement is terminated because one or more of the conditions to the non-breaching party’s obligations under this Agreement are not satisfied by the Outside Date as a result of the other party’s material breach of a covenant, representation, warranty or other obligation under this Agreement or any other Formation Transaction Documentation, the non-breaching party’s right to pursue all legal remedies with respect to such breach will survive such termination unimpaired.

Section 2.08 TAX WITHHOLDING. The Operating Partnership shall be entitled to deduct and withhold from the consideration payable pursuant to this Agreement such amounts as the Operating Partnership is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Operating Partnership, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Contributor or Nominee, as applicable.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE OPERATING PARTNERSHIP

The Operating Partnership hereby represents and warrants to the Contributor as follows:

Section 3.01 ORGANIZATION; AUTHORITY.

(a) The Operating Partnership has been duly formed and is validly existing and in good standing under the Laws of its jurisdiction of formation, and, upon the effectiveness of the Operating Partnership Agreement, will have all requisite power and authority to enter into this Agreement and the other Formation Transaction Documentation and to carry out the transactions contemplated hereby and thereby, and to own, lease and/or operate its property and to carry on its business as presently conducted and, to the extent required under applicable Laws, is qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the character of its property make such qualification necessary, other than such failures to be so qualified as would not, individually or in the aggregate, reasonably be expected to have an OP Material Adverse Effect.

(b) Schedule 3.01(b) sets forth as of the date hereof, (i) each Subsidiary of the Operating Partnership (each an “Operating Partnership Subsidiary”), (ii) the ownership interest therein of the Operating Partnership, and (iii) if not wholly owned by the Operating Partnership, the identity and ownership interest of each of the other owners of such Operating Partnership Subsidiary. Each Operating Partnership Subsidiary has been duly organized or formed and is validly existing and is in good standing under the Laws of its jurisdiction of organization or formation, as applicable, has all requisite power and authority to own, lease and/or operate its property and to carry on its business as presently conducted and, to the extent required under applicable Laws, is qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the character of its property make such qualification necessary, other than such failures to be so qualified as would not, individually or in the aggregate, reasonably be expected to have an OP Material Adverse Effect.

Section 3.02 DUE AUTHORIZATION. The execution, delivery and performance of this Agreement and the other Formation Transaction Documentation (including each agreement, document and instrument executed and delivered by or on behalf of the Operating Partnership pursuant to this Agreement or the other Formation Transaction Documentation) by the Operating Partnership has been duly and validly authorized by all necessary actions required of the Operating Partnership. This Agreement, the other Formation Transaction Documentation and each agreement, document and instrument executed and delivered by or on behalf of the Operating Partnership pursuant to this Agreement or the other Formation Transaction Documentation constitutes, or when executed and delivered will constitute, the legal, valid and binding obligation of the Operating Partnership, enforceable against the Operating Partnership in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity.

Section 3.03 CONSENTS AND APPROVALS. Except in connection with the Offering and the consummation of the other Formation Transactions or as shall have been obtained on or prior to the Closing Date, no consent, waiver, approval, authorization, order, license, permit or registration of, qualification, designation, declaration or filing with, any Person or Governmental Authority or under any applicable Laws is required to be obtained by the Operating Partnership in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby, except for (a) those consents, waivers, approvals, authorizations, orders, licenses, permits, registrations, qualifications, designations, declarations or filings, the failure of which to obtain or to file would not, individually or in the aggregate, reasonably be expected to have an OP Material Adverse Effect, or (b) those consents under the Organizational Documents of the Contributor and the Contributed Entities, the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to have an OP Material Adverse Effect.

Section 3.04 NO VIOLATION. None of the execution, delivery or performance of this Agreement, the other Formation Transaction Documentation, any agreement contemplated hereby between the parties to this Agreement and the transactions contemplated hereby between the parties to this Agreement does or will, with or without the giving of notice, lapse of time, or both, violate, conflict with, result in a breach of, or constitute a default under or give to others any right of termination, acceleration, cancellation or other right under, (a) the Organizational Documents of the Operating Partnership, (b) any agreement, document or instrument to which the Operating Partnership or any of its respective assets are bound or (c) any term or provision of any judgment, order, writ, injunction, or decree binding on the Operating Partnership, except for, in the case of clause (b) or (c), any such breaches or defaults that would not, individually or in the aggregate, reasonably be expected to have an OP Material Adverse Effect.

Section 3.05 VALIDITY OF OP UNITS AND REIT SHARES. Any OP Units to be issued pursuant to this Agreement will have been duly authorized by the Operating Partnership and, when issued against the consideration therefor, will be validly issued, fully paid and non-assessable, free and clear of all Liens created by the Operating Partnership (other than any Liens created by the Amended and Restated Agreement of Limited Partnership of the Operating Partnership (the “Operating Partnership Agreement”)). Any REIT Shares to be issued pursuant to this Agreement will have been duly authorized by the REIT and, when issued against the consideration therefor, will be validly issued, fully paid and non-assessable, free and clear of all Liens created by the REIT (other than any Liens created by the charter of the REIT).

Section 3.06 LITIGATION. Except for actions, suits or proceedings covered by policies of insurance, there is no action, suit or proceeding pending or, to the knowledge of the Operating Partnership, threatened against the Operating Partnership or any Operating Partnership Subsidiary, other than actions, suits, proceedings arising in the ordinary course of business from the ownership and operation of the Operating Partnership, that individually or in the aggregate, would not reasonably be expected, (a) if adversely determined, to have an OP Material Adverse Effect, or (b) to challenge or impair the ability of the Operating Partnership to execute or deliver, or materially perform its obligations under, this Agreement and the documents executed by it pursuant to this Agreement or to consummate the transactions contemplated hereby or thereby, to such an extent as would result in an OP Material Adverse Effect.

Section 3.07 OPERATING PARTNERSHIP AGREEMENT. Attached as Exhibit B hereto is a true and correct copy of the Operating Partnership Agreement in substantially final form.

Section 3.08 LIMITED ACTIVITIES. Except for activities in connection with the Offering, the Formation Transactions or in the ordinary course of business, the Operating Partnership and the Operating Partnership Subsidiaries have not engaged in any material business or incurred any material obligations.

Section 3.09 NO BROKER. The Operating Partnership has not entered into, and covenants that it will not enter into, any agreement, arrangement or understanding with any Person or firm which will result in the obligation of the Contributor or any Affiliates thereof to pay any finder’s fee, brokerage commission or similar payment in connection with the transaction contemplated by this Agreement (other than underwriting discounts, commissions and other fees and expenses to be paid by the REIT in connection with the Offering and any related financing transactions).

Section 3.10 NO OTHER REPRESENTATIONS OR WARRANTIES. Other than the representations and warranties expressly set forth in this Article III and any other agreement entered into in connection with the Formation Transactions, the Operating Partnership shall not be deemed to have made any other representation or warranty in connection with this Agreement or the transactions contemplated hereby. All representations, warranties and covenants of the Operating Partnership contained in this Agreement shall expire at the Closing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE CONTRIBUTORS

Except as disclosed in the Offering Document or the schedules attached hereto, the Contributor hereby represents and warrants to the Operating Partnership that as of the Closing Date:

Section 4.01 ORGANIZATION; AUTHORITY.

(a) The Contributor has been duly formed, is validly existing and in good standing under the Laws of its jurisdiction of formation, and has all requisite power and authority to enter into this Agreement, each agreement contemplated hereby and the other Formation Transaction Documentation to which it is a party (including any agreement, document and instrument executed and delivered by or on behalf of the Contributor pursuant to this Agreement or the other Formation Transaction Documentation) and to carry out the transactions contemplated hereby and thereby, and to carry on its business as presently conducted. The Contributor, to the extent required under applicable Laws, is qualified to do business and is in good standing in each jurisdiction in which the nature of its business make such qualification necessary, other than such failures to be so qualified as would not, individually or in the aggregate, reasonably be expected to have a Fund Material Adverse Effect.

(b) Schedule 4.01(b) sets forth as of the date hereof with respect to the Contributor (i) each Contributed Entity, (ii) the direct or indirect ownership interest therein of the Contributor, (iii) if not wholly owned by the Contributor, the identity and ownership interest of each of the other owners of such Contributed Entity, (iv) each Contributed Property, (v) the ownership interest therein of the Contributor, (vi) if not wholly owned by the Contributor, the identity and ownership interest of each of the other owners of such Contributed Property. Such Contributed Entity has been duly organized and is validly existing and is in good standing under the Laws of its jurisdiction of organization, and has all requisite power and authority to own, lease and/or operate its Contributed Property and to carry on its business as presently conducted. Such Contributed Entity, to the extent required under applicable Laws, is qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the character of its Contributed Property make such qualification necessary, other than such failures to be so qualified as would not, individually or in the aggregate, reasonably be expected to have a Fund Material Adverse Effect. Except as set forth on Schedule 4.01(b), each of the Contributor and the Contributed Entities does not own any equity or ownership interest in any other Person.

(c) The Operating Partnership has been provided complete and accurate copies of Organizational Documents, as amended through the date hereof, and such Organizational Documents are in full force and effect as of the date hereof and have not been further modified or amended.

Section 4.02 DUE AUTHORIZATION. The execution, delivery and performance by the Contributor of this Agreement and the other Formation Transaction Documentation (including any agreement, document and instrument executed and delivered by or on behalf of the Contributor pursuant to this Agreement or the other Formation Transaction Documentation) to which it is a party have been duly and validly authorized by all necessary actions required of the Contributor. This Agreement, the other Formation Transaction Documentation and each agreement, document and instrument executed and delivered by or on behalf of the Contributor or any Contributed Entity pursuant to this Agreement or the other Formation Transaction Documentation constitutes, or when executed and delivered will constitute, the legal, valid and binding obligation of the Contributor or such Contributed Entity, each enforceable against the Contributor or such Contributed Entity in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity.

Section 4.03 OWNERSHIP OF CONTRIBUTED ASSETS. The Contributor is the sole record owner of all of the Contributed Assets and has the power and authority to transfer, sell, assign and convey to the Operating Partnership the Contributed Assets free and clear of any Liens and, upon delivery of the consideration for the Contributed Assets as provided herein, the Operating Partnership will acquire good and valid title thereto, free and clear of any Liens (other than those Liens created by the Organizational Documents governing Contributed Interests). Except as provided for or contemplated by this Agreement or the other applicable Formation Transaction Documentation, there are no rights to purchase, veto rights with respect to transfers, subscriptions, warrants, options, conversion rights, preemptive rights, agreements, instruments or understandings of any kind outstanding (a) relating to any of the Contributed Assets, (b) related to any of the Contributed Entities or (c) to purchase, transfer or to otherwise acquire, or to in any way encumber, any equity interest in any of the Contributed Entities or any of the Contributed Assets (including, without limitation, any securities or obligations of any kind convertible or exchangeable into any of the interests which comprise Contributed Interests). Except as set forth in the Organizational Documents, none of the Contributor or any of the Contributed Entities is a party to any agreement for the sale of its material assets, for the grant to any Person of any preferential right to purchase any such material assets or the acquisition of any material operating business, material assets or capital stock of any other corporation, entity or business, other than the purchase or sale of assets in the ordinary course of business.

Section 4.04 CONSENTS AND APPROVALS. Except as shall have been obtained or satisfied on or prior to the Closing Date, no consent, waiver, approval, authorization, order, license, permit or registration of, qualification, designation, declaration or filing with, any Person or any Governmental Authority or under any applicable Laws is required to be obtained by the Contributor or any Contributed Entity in connection with the execution, delivery and performance of this Agreement, the other Formation Transaction Documentation to which the Contributor or the Contributed Entities is a party and the transactions contemplated hereby and thereby, except for those consents, waivers, approvals, authorizations, orders, licenses, permits, registrations, qualifications, designations, declarations or filings, the failure of which to obtain or to file would not, individually or in the aggregate, reasonably be expected to have a Fund Material Adverse Effect.

Section 4.05 NO VIOLATION. None of the execution, delivery or performance of this Agreement, any agreement contemplated hereby between the parties to this Agreement and the transactions contemplated hereby between the parties to this Agreement does or will, with or without the giving of notice, lapse of time, or both, violate, conflict with, result in a breach of, or constitute a default under or give to others any right of termination, acceleration, cancellation or other right under, (a) the Organizational Documents of the Contributor or the Contributed Entities, (b) any agreement, document or instrument to which the Contributor or any Contributed Entity is a party or by which the Contributor, any Contributed Entity, any Contributed Property or any of the Contributed Assets are bound by or (c) any term or provision of any judgment, order, writ, injunction, or decree binding on the Contributor (or its assets or properties), any Contributed Entity or any Contributed Property, except for, in the case of clause (b) or (c), any such breaches or defaults that would not, individually or in the aggregate, reasonably be expected to have a Fund Material Adverse Effect.

Section 4.06 LICENSES AND PERMITS. All notices, licenses, permits, certificates and authorizations required for the continued use, occupancy, management, leasing and operation of the Contributed Properties have been obtained or can be obtained without material cost, are in full force and effect, are in good standing and (to the extent required in connection with the transactions contemplated by the Formation Transaction Documentation) are assignable to the Operating Partnership, except in each case for items that, if not so obtained, obtainable and/or transferred, would not, individually or in the aggregate, reasonably be expected to have a Fund Material Adverse Effect. Neither the Contributor, nor the Contributed Entities, nor, to the knowledge of the Contributor, any third party has taken any action that (or failed to take any action the omission of which) would result in the revocation of any such notice, license, permit, certificate or authorization where such revocation or revocations would, individually or in the aggregate, reasonably be expected to have a Fund Material Adverse Effect, nor has any one of them received any written notice of violation from any Governmental Authority or written notice of the intention of any entity to revoke any such notice, license, permit, certificate or authorization, that in each case has not been cured or otherwise resolved to the satisfaction of such Governmental Authority or other entity and except as would not, individually or in the aggregate, reasonably be expected to have a Fund Material Adverse Effect.

Section 4.07 COMPLIANCE WITH LAWS. The Contributor and the Contributed Entities have conducted their respective businesses in compliance with all applicable Laws, except for such failures that would not, individually or in the aggregate, reasonably be expected to have a Fund Material Adverse Effect. Neither the Contributor, nor the Contributed Entities, nor, to the knowledge of the Contributor, any third party are in violation of any Law or has been informed in writing of any continuing violation of any such Laws or that any investigation has been commenced and is continuing or is contemplated respecting any such possible violation, except in each case for violations that would not, individually or in the aggregate, reasonably be expected to have a Fund Material Adverse Effect. There has not been committed by the Contributor or the Contributed Entities or, to the knowledge of the Contributor, any other Person in occupancy of or involved with the operation or use of the Properties any act or omission affording the federal government or any other Governmental Authority the right of forfeiture as against any Property or any part thereof.

Section 4.08 CONTRIBUTED PROPERTIES.

(a) Except as set forth in Schedule 4.08(a), the Contributor or a Contributed Entity is the insured under a policy of title insurance as the owner of, and, to the knowledge of the Contributor, the Contributor or a Contributed Entity is the owner of, good marketable and insurable fee simple title (or, in the case of certain Contributed Properties, a tenancy-in-common estate) to the Contributed Property owned by the Contributor or the Contributed Entity, in each case free and clear of all Liens except for Permitted Liens. Prior to the Closing, neither the Contributor nor any of the Contributed Entities shall take or omit to take any action to cause any Lien to attach to any Contributed Property, except for Permitted Liens and Liens, if any, given to secure mortgage indebtedness encumbering such Contributed Property.

(b) Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Fund Material Adverse Effect, (1) neither the Contributor nor any of the Contributed Entities nor, to the knowledge of the Contributor, any other party to any material agreement affecting any Property (other than a Lease (as such term is hereinafter defined) for space within such Property), is in breach or default of any such agreement, (2) to the knowledge of the Contributor, no event has occurred or has been threatened in writing, which with or without the passage of time or the giving of notice, or both, would, individually or together with all such other events, constitute a default under any such agreement, or would, individually or together with all such other events, reasonably be expected to cause the acceleration of any material obligation of any party thereto or the creation of a Lien upon any asset of the Contributor or the Contributed Entities, except for Permitted Liens, or otherwise reasonably be expected to have a Fund Material Adverse Effect and (3) all agreements affecting any Property required for the continued use, occupancy, management, leasing and operation of such Property (exclusive of space Leases) are valid and binding and in full force and effect, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity.

(c) Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Fund Material Adverse Effect or that are otherwise disclosed on Schedule 4.08(c), (1) neither the Contributor, nor the Contributed Entities, nor, to the knowledge of the Contributor, any other party to any Lease, is in breach or default of any such Lease, (2) to the knowledge of the Contributor, no event has occurred or has been threatened in writing, which with or without the passage of time or the giving of notice, or both, would, individually or together with all such other events, constitute a default under any Lease or would permit termination, modification or acceleration under such Lease and (3) to the knowledge of the Contributor, each of the leases (and all amendments thereto or modifications thereof) to which the Contributor or the Contributed Entities is a party or by which the Contributor or the Contributed Entities or any Contributed Property is bound or subject (collectively, the “Leases”) is valid and binding and in full force and effect, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity

Section 4.09 INSURANCE. Each of the Contributor or the Contributed Entities has in place the public liability, casualty and other insurance coverage with respect to each Contributed Property owned, leased and/or managed by it as the Contributor reasonably deems necessary and in all cases including such coverage as is required under the terms of any continuing loan or Lease. Each of the insurance policies with respect to each Contributed Property is in full force and effect in all material respects and all premiums due and payable thereunder have been fully paid when due. To the knowledge of the Contributor, neither the Contributor nor the Contributed Entities have received from any insurance company any notices of cancellation or intent to cancel any insurance.

Section 4.10 ENVIRONMENTAL MATTERS. Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Fund Material Adverse Effect, to the knowledge of the Contributor, (A) the Contributor, the Contributed Entities and each Property are in compliance with all Environmental Laws, (B) neither the Contributor nor the Contributed Entities have received any written notice from any Governmental Authority or third party alleging that the Contributor or the Contributed Entities or any Contributed Property is not in compliance with applicable Environmental Laws, and (C) there has not been a release of a hazardous substance on any of the Contributed Properties that would require investigation or remediation under applicable Environmental Laws. The representations and warranties contained in this Section 4.10 constitute the sole and exclusive representations and warranties made by the Contributor concerning environmental matters.

Section 4.11 EMINENT DOMAIN. There is no existing or, to the knowledge of the Contributor, proposed or threatened condemnation, eminent domain or similar proceeding, or private purchase in lieu of such a proceeding which would affect any of the Contributed Properties, except for such proceedings that would not, individually or in the aggregate, reasonably be expected to have a Fund Material Adverse Effect.

Section 4.12 EXISTING LOANS. Schedule 4.12 lists, as of the date hereof, all secured loans presently encumbering the Properties or any direct or indirect interest in the Contributor or any Contributed Entities, and any unsecured loans relating thereto to be assumed by the REIT or any Subsidiary of the REIT at Closing (collectively, the “Existing Loans”). Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Fund Material Adverse Effect or that are otherwise disclosed on Schedule 4.12, no monetary default (beyond applicable notice and cure periods) by any party exists under any of the Existing Loans and the documents entered into in connection therewith (collectively, the “Existing Loan Documents”) and no non-monetary default (beyond applicable notice and cure periods) by any party exists under any of such Existing Loan Documents.

Section 4.13 FINANCIAL STATEMENTS. The consolidated financial statements of the Contributor and the Contributed Entities included in the Offering Document have been prepared in all material respects in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), subject, in the case of unaudited statements, to normal year-end audit adjustments, and fairly present in all material respects the financial condition and results of operations of the Contributor and the Contributed Entities as of the dates indicated therein and for the periods ended as indicated therein.

Section 4.14 TAXES.

(a) Contributor has timely and properly filed (or caused to be timely and properly filed) all Tax Returns required to be filed by it and each Contributed Entity (after giving effect to any filing extension properly granted by a Governmental Authority having authority to do so) and all such Tax Returns are accurate and complete in all material respects;

(b) Contributor and each Contributed Entity have paid (or have had paid on their behalf) all Taxes as required to be paid by them;

(c) no income or material non-income Tax Returns filed by Contributor or any Contributed Entity are the subject of a pending or ongoing audit, and

(d) no deficiencies for any income or material non-income Taxes have been proposed, asserted or assessed against Contributor or any Contributed Entity, and no requests for waivers of the time to assess any such Taxes are pending. Since its formation, for U.S. federal income tax purposes, each of Contributor and each Contributed Entity has been treated as a partnership or as a disregarded entity, and not as a corporation or an association taxable as a corporation.

Section 4.15 LITIGATION. Except for actions, suits or proceedings fully covered by policies of insurance there is no action, suit or proceeding pending or, to the knowledge of the Contributor, threatened against or affecting the Contributor, any of the Contributed Entities or any of the Contributed Properties, or any officer, director, principal, managing member, general partner or Affiliate of any of the foregoing other than actions, suits or proceedings arising in the ordinary course of business from the ownership and operation which, if adversely determined, would not have a Fund Material Adverse Effect. There is no action, suit, or proceeding pending or, to the knowledge of the Contributor, threatened against or affecting the Contributor, any of the Contributed Entities or any officer, director, principal, managing member, general partner or Affiliate of any of the foregoing, which challenges or impairs the ability of the Contributor or any Contributed Entities to execute or deliver, or perform its obligations under this Agreement or any Formation Transaction Documentation or any other documents to be executed by it pursuant to this Agreement or any Formation Transaction Documentation or to consummate the transactions contemplated hereby or thereby. Except for matters fully covered by insurance, there is no judgment, decree, injunction, rule or order of a Governmental Authority outstanding against the Contributor, the Contributed Entities or any officer, director, principal, managing member or general partner of any of the foregoing in their capacity as such which would reasonably be expected to have a Fund Material Adverse Effect. None of the Contributor, the Contributed Entities or any officer, director, principal, managing member, general partner or Affiliate of any of the foregoing has received any written notice of any pending or threatened proceedings for the rezoning (i.e., as opposed to the current zoning) of any Property or any portion thereof which would impair the current or proposed use thereof in a manner that would result in a Fund Material Adverse Effect.

Section 4.16 INSOLVENCY. No attachments, execution proceedings, assignments for the benefit of creditors, insolvency, bankruptcy, reorganization or other proceedings are pending or, to the Contributor’s knowledge, threatened against the Contributor, any Contributed Entities or any Contributed Property, nor are any such proceedings contemplated by the Contributor.

Section 4.17 SECURITIES LAW MATTERS. The Contributor acknowledges that: (i) the REIT and Operating Partnership intend the offer and issuance of any REIT Shares or OP Units to the Contributor and any Nominees to be exempt from registration under the Securities Act and applicable state securities laws by virtue of the status of such Contributor and Nominee as an “accredited investor” (within the meaning of Rule 501(a) of Regulation D under the Securities Act) acquiring any REIT Shares or OP Units in a transaction exempt from registration pursuant to Rule 506 of Regulation D under the Securities Act, and (ii) in issuing any REIT Shares or OP Units pursuant to the terms of this Agreement, the REIT and Operating Partnership are relying on the representations made by the Contributor and any Nominee electing to receive REIT Shares or OP Units as consideration in the Contribution, which representations were set forth in Appendix C to the Request for Consent – Accredited Investor Representations Letter.

Section 4.18 NO BROKER. The Contributor has not entered into, and it covenants that it will not enter into, any agreement, arrangement or understanding with any Person or firm which will result in the obligation of the REIT or any Affiliate to pay any finder’s fee, brokerage commission or similar payment in connection with the transaction contemplated by this Agreement (other than underwriting discounts, commissions and other fees and expenses to be paid by the REIT in connection with the Offering and any related financing transactions).

Section 4.19 OWNERSHIP OF CERTAIN ASSETS. Except as set forth in Schedule 4.19, neither the Contributor nor any of the Contributed Entities owns any loan assets or other securities of any issuer except for equity interests in other Contributed Entities.

Section 4.20 EMPLOYEES. None of the Contributor or any of the Contributed Entities has or has ever had any employees.

Section 4.21 NO OTHER REPRESENTATIONS OR WARRANTIES. Other than the representations and warranties expressly set forth in this Article IV and any other agreement entered into by the Contributor in connection with the Formation Transactions, the Contributor shall not be deemed to have made any other representation or warranty in connection with this Agreement or the transactions contemplated hereby.

Section 4.22 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The parties hereto agree and acknowledge that the representations and warranties set forth in this Article IV (other than Section 4.01, Section 4.02, Section 4.03, and Section 4.17) shall not survive the Closing.

ARTICLE V

COVENANTS AND OTHER AGREEMENTS

Section 5.01 PRE-CLOSING COVENANTS. During the period from the date hereof to the Closing Date (except as otherwise provided for or contemplated by this Agreement or in connection with the Formation Transactions), the Contributor shall use commercially reasonable efforts to (and shall cause each of the Contributed Entities to) conduct its businesses and operate and maintain the Contributed Properties in the ordinary course of business consistent with past practice, pay its debt obligations as they become due and payable, and use commercially reasonable efforts to preserve intact its current business organizations and preserve its relationships with customers, tenants, suppliers, advertisers and others having business dealings with it, in each case consistent with past practice. In addition, and without limiting the generality of the foregoing, during the period from the date hereof to the Closing Date and except in connection with the Formation Transactions, the Contributor shall not (and shall not permit any of the Contributed Entities to) without the prior written consent of the REIT, which consent may be withheld by the REIT in its sole discretion:

(a) (i) other than distributions to the members of the Contributor in connection with such members’ payment of any Taxes related to their ownership of the membership interest of the Contributor or as otherwise contemplated by this Agreement, declare, set aside or pay any dividends or distributions in respect of any Contributed Interests, except in the ordinary course of business consistent with past practice and in accordance with the applicable governing document of the Contributor, (ii) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any Contributed Interests or make any other changes to the equity capital structure of the Contributor or the Contributed Entities, or (iii) purchase, redeem or otherwise acquire any Contributed Interests or interests of the Contributed Entities or any other securities thereof;

(b) other than in accordance with Section 4.08(a), issue, deliver, sell, transfer, dispose, mortgage, pledge, assign or otherwise encumber, or cause the issuance, delivery, sale, transfer, disposition, mortgage, pledge, assignment or otherwise encumbrance of, any limited liability company, partnership interests or other equity interests of the Contributor or of the Contributed Entities or any other assets of the Contributor or the Contributed Entities;

(c) amend, modify or terminate any lease, contract or other instruments relating to a Contributed Property, except in the ordinary course of business consistent with past practice;

(d) amend its certificate of formation and limited liability company agreement;

(e) adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or reorganization;

(f) materially alter the manner of keeping the Contributor’s or the Contributed Entities’ books, accounts or records or the accounting practices therein reflected;

(g) file an entity classification election pursuant to Treasury Regulation Section 301.7701-3(c) on Internal Revenue Service Form 8832 (Entity Classification Election) to treat the Contributor or any Contributed Entity as an association taxable as a corporation for United States federal income tax purposes; make or change any other Tax elections; settle or compromise any claim, notice, audit report or assessment in respect of Taxes; change any annual

Tax accounting period; adopt or change any method of Tax accounting; file any amended Tax Return; enter into any tax allocation agreement, tax sharing agreement, tax indemnity agreement or closing agreement relating to any Tax; surrender of any right to claim a Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment;

(h) terminate or amend any existing insurance policies affecting any Contributed Property that results in a material reduction in insurance coverage for such Contributed Property;

(i) knowingly cause or permit the Contributor or any Contributed Entity to violate, or fail to use commercially reasonable efforts to cure any violation of, any applicable Laws;

(j) take any action or fail to take any action the result of which would have a Fund Material Adverse Effect; or

(k) authorize, commit or agree to take any of the foregoing actions.

Section 5.02 COMMERCIALLY REASONABLE EFFORTS BY THE OPERATING PARTNERSHIP AND THE CONTRIBUTOR. Each of the Operating Partnership and the Contributor shall use commercially reasonable efforts and cooperate with each other in (a) promptly determining whether any filings are required to be made or consents, approvals, waivers, permits or authorizations are required to be obtained (under any applicable Law or regulation or from any Governmental Authority or third party) in connection with the transactions contemplated by this Agreement, and (b) promptly making (or causing to be made) any such filings, in furnishing information required in connection therewith and in timely seeking to obtain any such consents, approvals, waivers, permits and authorizations.

Section 5.03 TAX MATTERS.

(a) So long as some portion of the Contribution Consideration is in the form of OP Units, the parties hereto intend and agree that, for United States federal income tax purposes, the transactions contemplated by this Agreement shall constitute an “assets-over” partnership merger within the meaning of Treasury Regulations Section 1.708-1(c)(3)(i) pursuant to which the Contributor contributes all of its assets and liabilities to the Operating Partnership in exchange for OP Units in a transaction qualifying under Section 721(a) of the Code and immediately thereafter, the Contributor distributes such OP Units to the Nominees. As a result, (i) in accordance with Treasury Regulations Section 1.708-1(c)(4), any payment of cash or REIT Shares attributable to a Nominee shall be treated as a sale by such Nominee of its interests in the Contributor and a purchase of such interests by the Operating Partnership for the cash and/or REIT Shares so paid under the terms of this Agreement, and (ii) Contributor shall cause each such Nominee who receives cash and/or REIT Shares to explicitly agree and consent (the “Sale Consent”) to such treatment in their Consent Forms as a condition to electing such consideration. To the extent the Operating Partnership acquires any interests in the Contributor as described in clause (i) above, or otherwise previously acquired any such interests, for United States federal income tax purposes the receipt by the Operating Partnership of the portion of property attributable to such interests shall be treated as a distribution by the Contributor in redemption of such interests. Notwithstanding Section 1.02 and any Nominee’s election as to the form of its Contribution Consideration, if any Nominee (other than a non-Accredited Investor), fails to execute a Sale Consent prior to the Closing, such Nominee’s Contribution Consideration shall consist solely of OP Units. Notwithstanding Sections 1.03 and 2.03(a), any cash paid as the Contribution Consideration shall be paid only after the receipt of a Sale Consent from such Nominee.

(b) All transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes) incurred in connection with this Agreement and the transactions contemplated hereby (“Transfer Taxes”) will be borne by the Operating Partnership. The parties agree, upon request, to use commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Transfer Taxes that could be imposed in connection with the transactions contemplated hereby.

(c) The Contributor shall timely file or cause to be timely filed when due all income Tax Returns required to be filed by the Contributor and shall pay or cause to be paid all income Taxes required to be paid.

(d) The Operating Partnership shall prepare or cause to be prepared and file or cause to be filed all other Tax Returns of the Contributor and all Tax Returns of each Contributed Entity which are due after the Closing Date. All such Tax Returns shall be prepared in a manner consistent with past practice, except as otherwise required by applicable law.

(e) The REIT, the Operating Partnership and the Contributor shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns related to the transactions pursuant to this Agreement and any audit, litigation or administrative, judicial or other inquiry or proceeding with respect to Taxes related to the transactions pursuant to this Agreement. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such action or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The REIT, the Operating Partnership and the Contributor further agree, upon request, to use their reasonable efforts to obtain any certificate or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed with respect to the transactions contemplated hereby.

(f) Prior to Closing, the Contributor shall deliver to the Operating Partnership a properly executed certificate prepared in accordance with Treasury regulations section 1.1445-2(b) certifying the Contributor’s non-foreign status, and if requested by the Operating Partnership, and any similar withholding certificates or other forms under applicable state, local or foreign Tax laws.

(g) The REIT and the Operating Partnership make no representations or warranties to the Contributor, the Nominees or to the Rexford Entities regarding the Tax treatment of the contributions pursuant to this Agreement or of the other Formation Transactions, or with respect to any other Tax consequences to the Contributor or any Contributed Entity of this Agreement or the other Formation Transactions. The Contributor acknowledges that each Contributed Entity, the Contributor and the Nominees are relying solely on their own Tax advisors in connection with this Agreement and the other Formation Transactions.

Section 5.04 CONSENT AND WAIVER OF RIGHTS UNDER ORGANIZATIONAL DOCUMENTS. As of the Closing, the Contributor, on its own behalf and, to the extent permitted to do so pursuant to a Consent Form or otherwise, on behalf of each Nominee, waives and relinquishes all rights and benefits otherwise afforded to the Contributor and such Nominees (a) under the Organizational Documents of the Contributed Entities including, without limitation, any rights of appraisal, rights of first offer or first refusal, buy/sell agreements, put, option, or similar parallel exit or dissenter rights in connection with the Formation Transactions and the Offering, and any right to consent to or approve of the sale or contribution or other transaction undertaken by the other equity holders of the Contributed Entities of the Contributed Assets to the Operating Partnership, the REIT or any Affiliate thereof and any and all notice provisions related thereto, (b) to the extent permissible under applicable Laws, any statutory rights with respect to the Contributed Assets or the Contributed Entities and (c) for claims against the REIT or the Operating Partnership for breach by any of their respective present or former officers, directors, managing members, general partners or Affiliates of their fiduciary duties or similar obligations (including duties of disclosure) to any of their respective present or former shareholders, members, partners, equity interest holders or Affiliates or the terms of any applicable Organizational Documents. The Contributor acknowledges, on its own behalf and, to the extent permitted to do so pursuant to a Consent Form or otherwise, on behalf of each Nominee, that the agreements contained herein and the transactions contemplated hereby and any actions taken in contemplation of the transactions contemplated hereby may conflict with, and may not have been contemplated by, the Organizational Documents of any Contributed Entity or other agreements among one or more holders of Contributed Assets or one or more of the partners or members of any Contributed Entity. With respect to each Contributed Entity and each Contributed Property, the Contributor expressly gives, on its own behalf and, to the extent permitted to do so pursuant to a Consent Form or otherwise, on behalf of each Nominee, all consents (and any consents necessary to authorize the proper parties in interest to give all consents) and waivers it is entitled to give that are necessary or desirable to facilitate the contribution or other Formation Transactions relating to such Contributed Entity or Contributed Property. In addition, the Contributor agrees, on its own behalf and, to the extent permitted to do so pursuant to a Consent Form or otherwise, on behalf of each Nominee, that if the transactions contemplated hereby occur, this Agreement shall be deemed to be an amendment to the Organizational Documents of the applicable Contributed Entity to the extent the terms herein conflict with the terms thereof, including without limitation, terms with respect to allocations, distributions and the like. In the event the transactions contemplated by this Agreement do not occur, nothing in this Agreement shall be deemed to be or construed as an amendment or modification of, or commitment of any kind to amend or modify, the Organizational Documents of any Contributed Entity, which shall remain in full force and effect without modification.

Section 5.05 EXCLUDED ASSETS. Prior to the Closing and after such amounts are reasonably determined, the Contributor and the Contributed Entities shall distribute or cause to be distributed or paid out the Excluded Assets identified on Schedule 5.05.

Section 5.06 ALTERNATE TRANSACTION. In the event that the REIT determines that a structure change is necessary, advisable or desirable, the REIT may elect, in its sole and absolute discretion, to effect an Alternate Transaction (subject to the limitations in the definition thereof), without the need for the REIT to seek any further consent or action from the Contributor or any Nominee, and the Contributor shall, and it shall cause its members and Subsidiaries to, enter into such agreements as shall be necessary to consummate the Alternate Transaction. Without limiting the foregoing, in the event that all members of the Contributor return duly executed and completed Consent Forms approving the Formation Transactions, then, in lieu of this Agreement, the REIT may elect to cause the Contributor to enter into an agreement and plan of merger with the Operating Partnership pursuant to which the Contributor will merge with and into the Operating Partnership and the membership interests in the Contributor will be converted automatically into the right to receive cash, REIT Shares and/or OP Units. In the event that an Alternate Transaction is used to effect the transactions contemplated by this Agreement, then the REIT may elect to terminate this Agreement without any liability or obligation to any Person.

Section 5.07 ELIMINATED ASSETS. The parties hereby agree that the Operating Partnership shall have the right, in its sole discretion, to exclude any Contributed Asset, or any interest held directly or indirectly through a Contributed Asset (the “Eliminated Assets”), from this contribution after the date hereof until the Closing, provided that the Operating Partnership shall provide prior written notice to the Contributor regarding such exclusion. Immediately prior to the Closing and after such amounts are reasonably determined, the Contributor and each Contributed Entity shall distribute or cause to be distributed or paid out the Eliminated Assets.

ARTICLE VI

GENERAL PROVISIONS

Section 6.01 NOTICES. All notices and other communications under this Agreement shall be in writing and shall be deemed given when (a) delivered personally, (b) five (5) Business Days after being mailed by certified mail, return receipt requested and postage prepaid, (c) one (1) Business Day after being sent by a nationally recognized overnight courier or (d) transmitted by facsimile if confirmed within twenty-four (24) hours thereafter by a signed original sent in the manner provided in clause (a), (b) or (c) to the parties at the following addresses (or at such other address for a party as shall be specified by notice from such party):

(a)	if to the REIT or the Operating Partnership, to:

Rexford Industrial Realty, Inc.

11620 Wilshire Boulevard, Suite 300

Los Angeles, CA 90025

Facsimile: (310) 966-1690

Attention: Howard Schwimmer and Michael S. Frankel

(b)	if to the Contributor:

c/o Rexford Industrial, LLC

11620 Wilshire Boulevard, Suite 300

Los Angeles, CA 90025

Facsimile: (310) 966-1690

Attention: Howard Schwimmer and Michael S. Frankel

Section 6.02 DEFINITIONS. For purposes of this Agreement, the following terms shall have the following meanings.

(a) “Accredited Investor” has the meaning set forth under Regulation D of the Securities Act.

(b) “Affiliate” means, with respect to any Person, a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the specified Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

(c) “Allocated Share” means an amount of Contribution Consideration that would be distributed to a Pre-Formation Participant as a Nominee of the Contributor in accordance with the provisions of the Contributor’s Organizational Documents relating to distributions of distributable net proceeds from sales of directly or indirectly owned properties or assets, and assuming the sale of the relevant Target Asset or Target Assets that are directly or indirectly owned by such entity for a value equal to such Target Asset’s or Target Assets’ respective Equity Value(s).

(d) “Alternate Transaction” means any transaction structure, other than that contemplated by this Agreement, pursuant to which the REIT, the Operating Partnership or any of their Subsidiaries acquire all or a portion of the interests in the Contributor or the Contributed Assets or the assets held directly or indirectly by the applicable Rexford Entities in a transaction pursuant to which the Contributor and/or the Nominees receive the amount of cash, the number of OP Units and/or the number of REIT Shares that were to be received by the Contributor and/or the Nominees pursuant to this Agreement (or a portion thereof equal in value to the value of the portion of such assets acquired by the REIT, the Operating Partnership or any of their Subsidiaries pursuant to such Alternate Transaction); provided, that such structure will not (i) result in a breach of the Contributor’s or any applicable Contributed Entity’s governing documents and (ii) would not give rise to dissenters’ or appraisal rights by the members of the Contributor, unless such rights have fully waived by all such members in the Consent Forms.

(e) “Assignment and Assumption of Assumed Contracts” means that certain Assignment and Assumption of Assumed Contracts, dated as of the Closing Date and executed by the parties thereto, substantially in the form attached hereto as Exhibit G.

(f) “Assignment and Assumption of Membership Interests” means that certain Assignment and Assumption of Membership Interests, dated as of the Closing Date and executed by the parties thereto, substantially in the form attached hereto as Exhibit H.

(g) “Assumed Contracts” means all contracts, agreements, commitments, understandings and licenses of the Contributor.

(h) “Assumed Liabilities” means any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement of or by the Contributor of any type, whether accrued, absolute, contingent, matured, unmatured, known or unknown or otherwise, including, without limitation, all such liabilities, whether past, currently existing or hereafter arising, relating to the ownership of Contributed Assets or the businesses conducted with such Contributed Assets.

(i) “Assumption of Assumed Liabilities” means that certain Assumption of Assumed Liabilities, dated as of the Closing Date and executed by the parties thereto, substantially in the form attached hereto as Exhibit I.

(j) “Bill of Sale” means that certain Bill of Sale, dated as of the Closing Date and executed by the parties thereto, substantially in the form attached hereto as Exhibit J.

(k) “Business Day” means any day that is not a Saturday, Sunday or legal holiday in the State of California.

(l) “Code” means the Internal Revenue Code of 1986, as amended, together with the rules and regulations promulgated or issued thereunder.

(m) “Consent Form” means the form provided to each holder of Pre-Formation Interests to consent to the Formation Transactions and to make such holder’s irrevocable elections with respect to consideration to be received by such holder (as Nominee or otherwise) in the Formation Transactions.

(n) “Contributed Assets” means, other than the Excluded Assets, all of the Contributor’s right, title and interest in, under and to all of the assets, properties and rights of the Contributor of every kind, nature and description, whether such assets, properties and rights are real, personal or mixed, tangible or intangible, including without limitation:

(i) the Contributor’s Contributed Interests;

(ii) cash and cash equivalents;

(iii) all accounts or notes receivable held by the Contributor, and any security, claim, remedy or other right related to any of the foregoing;

(iv) all inventory, finished goods, raw materials, work in progress, packaging, supplies, parts and other inventories;

(v) the Assumed Contracts;

(vi) all Intellectual Property Assets;

(vii) all furniture, fixtures, equipment, machinery, tools, vehicles, office equipment, supplies, computers, telephones and other tangible personal property;

(viii) all permits, including environmental permits, which are held by the Contributor and required for the conduct of the Contributor’s business as currently conducted or for the ownership and use of the Contributed Assets;

(ix) all rights to any actions, claims or suits of any nature available to or being pursued by the Contributor to the extent related to the Contributor’s business, the Contributed Assets or the Assumed Liabilities, whether arising by way of counterclaim or otherwise;

(x) all prepaid expenses, credits, advance payments, claims, security, refunds, rights of recovery, rights of set-off, rights of recoupment, deposits, charges, sums and fees (including any such item relating to the payment of taxes);

(xi) all of the Contributor’s rights under warranties, indemnities and all similar rights against third parties to the extent related to any Contributed Assets;

(xii) all insurance benefits, including rights and proceeds, arising from or relating to the Contributor’s business, the Contributed Assets or the Assumed Liabilities;

(xiii) originals, or where not available, copies, of all books and records, including, but not limited to, books of account, ledgers and general, financial and accounting records, machinery and equipment maintenance files, customer and tenant data, other records and data (including all correspondence with any Governmental Authority), strategic plans, internal financial statements, marketing and promotional surveys, and other similar documents and data; and

(xiv) all goodwill and the going concern value of the Contributor’s business.

(o) “Contributed Properties” means all Properties owned directly or indirectly, in whole or in part, by the Contributed Entities, as identified on Schedule 4.01(b).

(p) “Elected OP Unit Percentage” means, with respect to the Contribution Consideration to be received by any Nominee, the percentage of the Allocated Share that the Nominee has made a Valid Election to receive in the form of OP Units.

(q) “Elected REIT Share Percentage” means, with respect to the Contribution Consideration to be received by any Nominee, the percentage of the Allocated Share that the Nominee has made a Valid Election to receive in the form of REIT Shares.

(r) “Entity Specific Debt” has the meaning set forth in Schedule 6.02(c) hereto.

(s) “Environmental Laws” means all federal, state and local Laws governing pollution or the protection of human health or the environment.

(t) “Equity Value” has the meaning set forth in Schedule 6.02(c) hereto.

(u) “Excluded Assets” means (i) the assets identified on Schedule 5.05 and (ii) any interest excluded from the contribution hereunder in accordance with Section 5.07.

(v) “Formation Transaction Documentation” means all of the agreements (including this Agreement) and related documents substantially in the forms accompanying the Request for Consent dated February 22, 2013 and identified in Exhibit K hereto, pursuant to which all of the Rexford Entities and/or the Pre-Formation Interests are to be acquired by the REIT or the Operating Partnership, directly or indirectly, as part of the Formation Transactions.

(w) “Formation Transactions” means the transactions contemplated by this Agreement and the other Formation Transaction Documentation.

(x) Fund Material Adverse Effect” means any material adverse change in the assets, business, condition (financial or otherwise), results of operation or prospects of the Contributor, the Contributed Entities or Contributed Properties, taken as a whole.

(y) “Fund V Subsequent Investment Amount” has the meaning set forth in Schedule 6.02(c) hereto.

(z) “Governmental Authority” means any government or agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign.

(aa) “Intellectual Property” means all of the following and similar intangible property and related proprietary rights, interests and protections, however arising, pursuant to the Laws of any jurisdiction throughout the world: (a) trademarks, service marks, trade names, brand names, logos, trade dress and other proprietary indicia of goods and services, whether registered or unregistered, and all registrations and applications for registration of such trademarks, including intent-to-use applications, all issuances, extensions and renewals of such registrations and applications and the goodwill connected with the use of and symbolized by any of the foregoing; (b) internet domain names, whether or not trademarks, registered in any top-level domain by any authorized private registrar or Governmental Authority; (c) original works of authorship in any medium of expression, whether or not published, all copyrights (whether registered or unregistered), all registrations and applications for registration of such copyrights, and all issuances, extensions and renewals of such registrations and applications; (d) confidential or proprietary information, formulas, designs, devices, technology, know-how, research and development, inventions, methods, processes, compositions and other trade secrets, whether or not patentable and whether or not the foregoing has been reduced to a writing or other tangible form, and all improvements, documents and things embodying, incorporating, or referring in any way to the foregoing; (e) patented and patentable designs and inventions, all design, plant and utility patents, letters patent, utility models, pending patent applications and provisional applications and all issuances, divisions, continuations, continuations-in-part, reissues, extensions, reexaminations and renewals of such patents and applications; (f) all other intellectual property and proprietary rights, of every kind and nature throughout the world and however designated in all media in existence now or hereafter developed (including without limitation, moral rights, character rights, publicity rights, privacy rights and “rental” rights), whether arising by operation of law, contract, license or otherwise; and (g) all rights to sue and recover and retain damages, costs and attorneys’ fees for past, present and future infringement, misappropriation, or other unauthorized use, and any other rights relating to any of the foregoing.

(bb) “Intellectual Property Assets” means all Intellectual Property of the Contributor.

(cc) “Interim Period” has the meaning set forth in Schedule 6.02(c) hereto.

(dd) “Laws” means laws, statutes, rules, regulations, codes, orders, ordinances, judgments, injunctions, decrees and policies of any Governmental Authority, including, without limitation, zoning, land use or other similar rules or ordinances.

(ee) “Liens” means all pledges, claims, liens, charges, restrictions, controls, easements, rights of way, exceptions, reservations, leases, licenses, grants, covenants and conditions, encumbrances and security interests of any kind or nature whatsoever.

(ff) “Lock-Up Agreement” means that certain Lock-Up Agreement, by and between the underwriters and each investor of the REIT and/or the Operating Partnership.

(gg) “Management Companies” means, collectively RIF V Manager, Sponsor, and RI LLC.

(hh) “Offering Closing Date” means the closing date of the Offering.

(ii) “Offering Document” means either (i) in the event the REIT undertakes a public Offering, the REIT’s final prospectus as filed with the SEC; or (ii) in the event the REIT undertakes a private Offering, the REIT’s final offering memorandum (together with any supplements and amendments thereto) used in the Offering.

(jj) “Offering Price” means the initial offering price of a REIT Share in the Offering.

(kk) “OP Material Adverse Effect” means any material adverse change in any of the assets, business, condition (financial or otherwise), results of operation or prospects of the Operating Partnership and each Operating Partnership Subsidiary, taken as a whole.

(ll) “Organizational Documents” means the certificate of formation, certificate of incorporation and bylaws, certificate of limited partnership and limited partnership agreement, limited liability company agreement or operating agreement, of the Contributor or the applicable Contributed Entity.

(mm) “Permitted Liens” means (i) Liens, or deposits made to secure the release of such Liens, securing Taxes, the payment of which is not delinquent or the payment of which (including, without limitation, the amount or validity thereof) is being contested in good faith by appropriate proceedings for which adequate reserves have been made in accordance with GAAP; (ii) zoning, entitlement, building and other land use Laws imposed by Governmental Authorities having jurisdiction over the Contributed Properties; (iii) covenants, conditions, restrictions, easements for public utilities, encroachments, rights of access or other non-monetary matters that do not materially impair the use of the Contributed Properties for the purposes for which they are currently being used or proposed to be used in connection with the relevant Person’s business; (iv) Liens securing financing or credit arrangements existing as of the Closing Date; (v) Liens arising under Leases in effect as of the Closing Date; (vi) any exceptions contained in any title policy (including any policy issued to a secured lender) relating to the Contributed Properties as of the Closing Date; and (vii) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the ordinary course of business that are not yet due and payable or the payment of which (including, without limitation, the amount or validity thereof) is being contested in good faith by appropriate proceedings for which adequate reserves have been made in accordance with GAAP, and which are not, in the aggregate, material to the business, operations and financial condition of the Contributed Properties so encumbered.

(nn) “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

(oo) “Pre-Formation Interests” means the equity interests directly or indirectly held by the Pre-Formation Participants in the Rexford Entities and in the “Rexford Properties” as defined in that certain Confidential Request for Consent and Investment Election dated February 22, 2013.

(pp) “Pre-Formation Participants” means the holders of the equity interests in the relevant RIF Fund Entity and the Management Companies immediately prior to the Formation Transactions, and shall include any other Person contributing any interest or Property to the REIT, the Operating Partnership or any Subsidiary thereof in the Formation Transactions.

(qq) “Properties” means the real properties owned directly or indirectly, in whole or in part, by the Rexford Entities.

(rr) “Registration Rights Agreement” means that certain Registration Rights Agreement, by and among the REIT, the Operating Partnership and the parties identified as a signatory on Schedule A thereto.

(ss) “Rexford Entity” means a RIF Fund Entity, the Management Companies and each of their respective Subsidiaries, as applicable. As used herein, “Rexford Entities” refer to each Rexford Entity, collectively.

(tt) “Securities Act” means the Securities Act of 1933, as amended, the rules and regulations promulgated thereunder.

(uu) “Subsidiary” of any Person means any corporation, partnership, limited liability company, joint venture, trust or other legal entity of which such Person owns (either directly or through or together with another Subsidiary of such Person) either (i) a general partner, managing member or other similar interest, or (ii)(A) ten percent (10%) or more of the voting power of the voting capital stock or other equity interests, or (B) ten percent (10%) or more of the outstanding voting capital stock or other voting equity interests of such corporation, partnership, limited liability company, joint venture or other legal entity.

(vv) “Target Asset” has the meaning set forth in Schedule 6.02(c) hereto.

(ww) “Tax” means all federal, state, local and foreign income, gross receipts, license, property, withholding, sales, franchise, employment, payroll, goods and services, stamp, environmental, customs duties, capital stock, social security, transfer, alternative minimum, excise and other taxes, tariffs or governmental charges of any nature whatsoever, including estimated taxes, together with penalties, interest or additions to Tax with respect thereto, whether or not disputed.

(xx) “Tax Matters Agreement” means that certain Tax Matters Agreement, by and among the REIT, the Operating Partnership and the other parties identified as signatories therein.

(yy) “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(zz) “Valid Election” means, with respect to any Nominee, an irrevocable election to receive all or a portion of its Allocated Share in the form of OP Units or REIT Shares as indicated on the properly completed and timely received Consent Form of the Nominee or a Consent Form as to which any deficiencies have been waived by the REIT.

Section 6.03 COUNTERPARTS. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each party and delivered to each other party.

Section 6.04 ENTIRE AGREEMENT; THIRD-PARTY BENEFICIARIES. This Agreement, the other Formation Transaction Documentation and the Consent Forms to which the Nominees are a party, including, without limitation, the exhibits and schedules hereto and thereto, constitute the entire agreement and, except as set forth in Section 2.05, supersede each prior agreement and understanding, whether written or oral, among the parties regarding the subject matter of this Agreement. This Agreement is not intended to confer any rights or remedies on any Person (including any Nominee) other than the parties hereto.

Section 6.05 GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of California, regardless of any Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 6.06 ASSIGNMENT. This Agreement shall be binding upon, and shall be enforceable by and inure to the benefit of, the parties hereto and their respective heirs, legal representatives, successors and assigns; provided, however, that this Agreement may not be assigned (except by operation of law) by any party without the prior written consent of the other parties, and any attempted assignment without such consent shall be null and void and of no force and effect, except that the Operating Partnership may assign its rights and obligations hereunder to an Affiliate.

Section 6.07 JURISDICTION. The parties hereto hereby (a) submit to the exclusive jurisdiction of any state or federal court sitting in the County of Los Angeles, with respect to any dispute arising out of this Agreement or any transaction contemplated hereby to the extent such courts would have subject matter jurisdiction with respect to such dispute and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, or that the venue of the action is improper.

Section 6.08 DISPUTE RESOLUTION. The parties intend that this Section 6.08 will be valid, binding, enforceable, exclusive and irrevocable and that it shall survive any termination of this Agreement.

(a) Upon any dispute, controversy or claim arising out of or relating to this Agreement or the enforcement, breach, termination or validity thereof (“Dispute”), the party raising the Dispute will give written notice to the other parties to the Dispute describing the nature of the Dispute following which the parties to such Dispute shall attempt for a period of ten (10) Business Days from receipt by the parties of notice of such Dispute to resolve such Dispute by negotiation between representatives of the parties hereto who have authority to settle such Dispute. All such negotiations shall be confidential and any statements or offers made therein shall be treated as compromise and settlement negotiations for purposes of any applicable rules of evidence and shall not be admissible as evidence in any subsequent proceeding for any purpose. The statute of limitations applicable to the commencement of a lawsuit shall apply to the commencement of an arbitration hereunder, except that no defense based on the running of the statute of limitations will be available based upon the passage of time during any such negotiation. Regardless of the foregoing, a party shall have the right to seek immediate injunctive relief pursuant to Section 6.08(c) below without regard to any such ten (10) Business Day negotiation period.

(b) Any Dispute (including the determination of the scope or applicability of this agreement to arbitrate) that is not resolved pursuant to Section 6.08(a) above shall be submitted to final and binding arbitration in California before one neutral and impartial arbitrator, in accordance with the Laws of the State of California for agreements made in and to be performed in that State. The arbitration shall be administered by JAMS, Inc. (“JAMS”) pursuant to its Comprehensive Arbitration Rules and Procedures, as in effect on the date hereof. Each of the REIT and the Operating Partnership, on the one hand, and the Contributor, on the other hand, shall appoint one arbitrator within fifteen (15) days of a demand for arbitration. If the REIT and the Operating Partnership and the Contributor cannot mutually agree upon an arbitrator within such 15-day period, the arbitrator shall be appointed by JAMS in accordance with its Comprehensive Arbitration Rules and Procedures, as in effect on the date hereof. The arbitrator shall designate the place and time of the hearing. The hearing shall be scheduled to begin as soon as practicable and no later than sixty (60) days after the appointment of the arbitrator (unless such period is extended by the arbitrator for good cause shown) and shall be conducted as expeditiously as possible. The award, which shall set forth the arbitrator’s findings of fact and conclusions of law, shall be filed with JAMS and mailed to the parties no later than thirty (30) days after the close of the arbitration hearing. The arbitration award shall be final and binding on the parties and not subject to collateral attack. Judgment upon the arbitration award may be entered in any federal or state court having jurisdiction thereof.

(c) Notwithstanding the parties’ agreement to submit all Disputes to final and binding arbitration before JAMS, the parties shall have the right to seek and obtain temporary or preliminary injunctive relief in any court having jurisdiction thereof. Such courts shall have authority to, among other things, grant temporary or provisional injunctive relief in order to protect any party’s rights under this Agreement. Without prejudice to such provisional remedies as may be available under the jurisdiction of a court, the arbitral tribunal shall have full authority to grant provisional remedies and to direct the parties to request that any court modify or vacate any temporary or preliminary relief issued by such court, and to award damages for the failure of any party to respect the arbitral tribunal’s orders to that effect.

(d) The prevailing party shall be entitled to recover its costs and reasonable attorneys’ fees, and the non-prevailing party shall pay all expenses and fees of JAMS, all costs of the stenographic record, all expenses of witnesses or proofs that may have been produced at the direction of the arbitrator, and the fees, costs, and expenses of the arbitrator. The arbitrator shall allocate such costs and designate the prevailing party or parties for these purposes.

Section 6.09 SEVERABILITY. Each provision of this Agreement will be interpreted so as to be effective and valid under applicable Law, but if any provision is held invalid, illegal or unenforceable under applicable Law in any jurisdiction, then such invalidity, illegality or unenforceability will not affect any other provision, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been included herein.

Section 6.10 RULES OF CONSTRUCTION.

(a) The parties hereto agree that they have had the opportunity to be represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(b) The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Unless explicitly stated otherwise herein, any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time, amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

Section 6.11 EQUITABLE REMEDIES. The parties agree that irreparable damage would occur to the Operating Partnership in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Operating Partnership shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by a Contributor and to enforce specifically the terms and provisions hereof in any federal or state court located in California, this being in addition to any other remedy to which the Operating Partnership is entitled under this Agreement or otherwise at law or in equity.

Section 6.12 TIME OF THE ESSENCE. Time is of the essence with respect to all obligations under this Agreement.

Section 6.13 DESCRIPTIVE HEADINGS. The descriptive headings herein are inserted for convenience only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 6.14 NO PERSONAL LIABILITY CONFERRED. This Agreement shall not create or permit any personal liability or obligation on the part of any officer, director, partner, employee or shareholder of the Operating Partnership or the Contributor.

Section 6.15 CONSENT OF PARTNER, MANAGER or MEMBER. In accordance with the terms of certain of the agreements governing the Contributed Interests, the undersigned, in its capacity as a partner, manager or member of one or more of the Contributed Entities, consents to the applicable transfers contemplated in Section 1.01 hereof and the admission of the Operating Partnership as a substituted partner or member in each applicable Contributed Entity and waives any right of first refusal which the undersigned has with respect of the transfer of any of the Contributed Interests to the Operating Partnership.

Section 6.16 WAIVER OF SECTION 1542 PROTECTIONS. As of the Closing Date, each of the parties hereto expressly acknowledges that it has had, or has had and waived, the opportunity to be advised by independent legal counsel and hereby waives and relinquishes all rights and benefits afforded by Section 1542 of the California Civil Code and does so understanding and acknowledging the significance and consequence of such specific waiver of Section 1542 which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

Section 6.17 AMENDMENTS. This Agreement may be amended by appropriate instrument, without the consent of the Contributor, at any time prior to the Closing Date; provided, that no such amendment, modification or supplement shall be made that alters the amount or changes the form of the consideration to be delivered to the Contributor, without the prior written consent of the Contributor.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective duly authorized officers or representatives, all as of the date first written above.

REXFORD INDUSTRIAL REALTY, L.P., a Maryland limited partnership

By:	REXFORD INDUSTRIAL REALTY, INC., a Maryland corporation
Its:	General Partner

	By:	/s/ Howard Schwimmer
	Name:	Howard Schwimmer
	Title:	Co-Chief Executive Officer

	By:	/s/ Michael Frankel
	Name:	Michael S. Frankel
	Title:	Co-Chief Executive Officer

REXFORD INDUSTRIAL REALTY, INC., a Maryland corporation

By:	/s/ Howard Schwimmer
Name:	Howard Schwimmer
Title:	Co-Chief Executive Officer

By:	/s/ Michael Frankel
Name:	Michael S. Frankel
Title:	Co-Chief Executive Officer

REXFORD INDUSTRIAL FUND III, LLC, a California limited liability company

By:	REXFORD INDUSTRIAL, LLC a California limited liability company
Its:	Manager

	By:	/s/ Howard Schwimmer
	Name:	Howard Schwimmer
	Title:	Manager

[Signature Page to Fund III Contribution Agreement]